July 15, 2008	Via Overnight Mail

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

450th Fifth Street

Washington, D.C.  20549-0405

Re:	Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and ExchangeCommission dated July 1, 2008
Form 10-K for the period ended December 31, 2007 and
Definitive Proxy Statement on Schedule 14A filed March 7, 2008
File No. 001-13948

Dear Mr. Reynolds:

This acknowledges Schweitzer-Mauduit International, Inc.’s (the “Company”) receipt of your comment letter dated July 1, 2008 addressed to Wayne Deitrich, Chairman and Chief Executive Officer.  Please note that while the letter was dated July 1, the envelope was postmarked July 7 and we did not receive the letter until Thursday, July 10, 2008.

Chip Rumely, our General Counsel, left a voicemail message for David Link to discuss our request for a later response.

We are in the process of reviewing your comments internally and will need to also review your comments and our responses with our external auditors and general counsel.  Due to time constraints on certain critical personnel that are currently in the midst of our quarter-end reporting process, as well as prior travel commitments of certain critical personnel, we do not expect to be in a position to properly respond to your letter immediately.  We expect to be able to respond to the Commission’s comments by August 22, 2008.

If the proposed timing for the Company’s response presents a problem, please contact me on (770) 569-4270.

In connection with your comments and our expected response to your comments, we acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your interest and assistance in our compliance with the applicable disclosure requirements.

Sincerely,

/s/ WAYNE H. DEITRICH

Wayne H. Deitrich

Chairman of the Board

and Chief Executive Officer

CC: David Link